04003286

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41811

RECEIVED FEB 27 2004 187 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PIMCO Advisors Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2187 Atlantic Street
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Martin 949-219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Maney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PIMCO Advisors Distributors LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE J. LOPES
Commission # 1367917
Notary Public - California
Orange County
My Comm. Expires Aug 4, 2006

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PIMCO ADVISORS DISTRIBUTORS LLC
AND SUBSIDIARY

Table of Contents

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
PIMCO Advisors Distributors LLC:

We have audited the accompanying consolidated statement of financial condition of PIMCO Advisors Distributors LLC and subsidiary (the Company) as of December 31, 2003 and the related consolidated statements of operations, changes in member's capital, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of PIMCO Advisors Distributors LLC and subsidiary as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

KPMG LLP

February 9, 2004, except as to
note 11 of the notes to the
consolidated financial statements,
which is as of February 25, 2004.

PIMCO ADVISORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2003

Assets

Current assets:		
Cash and cash equivalents	$	95,032,145
Distribution and servicing fees receivable		24,632,969
Receivable from affiliates		7,489,754
Prepaid expenses		493,091
Other current assets		387,023
Total current assets		128,034,982
Deferred sales charges		5,564,681
Fixed assets, net of accumulated depreciation of $5,181,292		738,262
Total assets	$	134,337,925

Liabilities and Member's Capital

Current liabilities:		
Accounts payable and accrued expenses	$	27,876,693
Accrued compensation		22,699,129
Commissions payable		32,451,495
Payable to affiliates		7,578,597
Other liabilities		473,586
Total current liabilities		91,079,500
Member's capital		43,258,425
Total liabilities and member's capital	$	134,337,925

See accompanying notes to consolidated financial statements.

PIMCO ADVISORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Operations

Year ended December 31, 2003

Revenues:	
Distribution fees	$ 80,418,948
Servicing fees	108,628,858
Marketing service fees	76,529,033
Sales fees and other	14,839,200
Interest income	150,436
Total revenues	280,566,475
Expenses:	
Commissions	176,036,391
Compensation and benefits	47,005,642
Marketing and promotional	27,695,277
General and administrative	7,777,503
Occupancy and equipment	1,950,062
Professional	5,495,179
Insurance	213,654
Other, net	43,749
Total expenses	266,217,457
Net income	$ 14,349,018

See accompanying notes to consolidated financial statements.

PIMCO ADVISORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Changes in Member's Capital

Year ended December 31, 2003

Member's capital, beginning of year	$ 83,909,407
Net income	14,349,018
Distributions paid	(55,000,000)
Member's capital, end of year	$ 43,258,425

See accompanying notes to consolidated financial statements.

PIMCO ADVISORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 14,349,018
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	574,585
Change in:	
Fees receivable	(6,563,735)
Receivable from affiliates	(2,108,505)
Prepaid expenses	(247,439)
Other current assets	(91,612)
Deferred sales charges	1,585,431
Other noncurrent assets	23,449
Accounts payable and accrued expenses	11,842,982
Accrued compensation	6,528,824
Commission payable	9,950,594
Payable to affiliates	1,429,603
Other liabilities	374,386
Net cash provided by operating activities	37,647,581
Cash flows from investing activities:	
Purchases of fixed assets	(248,016)
Cash flows from financing activities:	
Capital distributions to parent	(55,000,000)
Net decrease in cash and cash equivalents	(17,600,435)
Cash and cash equivalents, beginning of year	112,632,580
Cash and cash equivalents, end of year	$ 95,032,145

See accompanying notes to consolidated financial statements.

(1) Organization and Business

PIMCO Advisors Distributors LLC (PADCO) and subsidiary is a single member limited liability company wholly owned by PIMCO Advisors Retail Holdings LLC (PARH), which in turn is wholly owned by Allianz Dresdner Asset Management of America L.P. (ADAM LP). PADCO is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. As such, it serves as the distributor and provides shareholder services to certain institutional and retail mutual funds (Proprietary Funds) for which ADAM LP and its subsidiaries provide investment management and advisory services.

The accompanying consolidated financial statements include the accounts of PADCO and its wholly owned subsidiary, PIMCO Advisors Advertising Agency, Inc. (PA Advertising). PA Advertising was formed in 1997 for the purpose of providing advertising services to PADCO. All significant intercompany items have been eliminated in consolidation.

The Proprietary Funds include retail mutual funds (PIMCO Retail Funds) of two open-end investment management companies, the PIMCO Funds: Pacific Investment Management Series (PIMS), and the PIMCO Funds: Multi-Manager Series (MMS). PADCO also acted as distributor for the institutional classes of PIMS and MMS.

Allianz AG indirectly owns the majority interest of ADAM LP. Allianz AG is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

PADCO does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

PADCO has an arrangement with one of its financial institution's such that excess cash is invested in the financial institution's money market funds. At December 31, 2003, this investment is approximately $91,052,000. Management considers investments in money market funds to be cash equivalents for purposes of the consolidated statement of cash flows. This investment is carried at cost, which approximates market. The Company also maintains cash and cash equivalents in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(b) Depreciation and Amortization

Office equipment, furniture, and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally five years. Leasehold improvements are amortized on a straight-line basis over the remaining terms of the related leases or the useful lives of such improvements, whichever is shorter.

(c) Income Taxes

PADCO is not subject to federal and state income tax. Ultimately, all partners of ADAM LP are responsible for taxes, if any, on their proportionate share of PADCO's taxable income.

(Continued)

(d) ***Distribution and Servicing Fees***

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(e) ***Marketing Service Fees***

PADCO and PIMCO Advisors Fund Management LLC (PAFM), a wholly owned subsidiary of PARH, have a marketing services agreement whereby PAFM compensates PADCO for the acquisition of new assets under management. Marketing servicing fees are recognized as the services are performed.

(f) ***Sales Fees***

Commission revenues associated with securities transactions are recorded on a trade-date basis.

(g) ***Deferred Sales Charges***

PADCO offers for sale a B class of mutual fund shares. Under this share structure, PADCO advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds or through contingent deferred sales charges collected from the share purchaser.

(h) ***Impairment of Long-Lived Assets***

PADCO reviews its fixed assets and deferred sales charge assets as well as other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset.

(i) ***Use of Estimates in the Preparation of Financial Statements***

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

(j) ***Fair Value of Financial Instruments***

The carrying value of PADCO's financial instruments approximates fair value. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates fair value due to their short maturity.

(3) Fixed Assets

The major classifications of fixed assets at December 31, 2003 are as follows:

Office equipment, furniture, and fixtures	$	4,659,889
Leasehold improvements		1,259,665
Total fixed assets		5,919,554
Less accumulated depreciation		5,181,292
	$	738,262

The Company recorded depreciation expense of $574,585 for the year ended December 31, 2003.

(4) Revenues

Pursuant to the distribution agreements with the various PIMCO Retail Funds, PADCO acts as principal underwriter for such funds. For providing such services, PADCO receives distribution fees, servicing fees, and contingent deferred sales charges.

PADCO receives a distribution fee equal to 0.75% of the fund's average daily net assets attributable to the Class B and Class C shares and 0.25% in the case of Class R shares of each PIMS and MMS fund, except that the fee is 0.50% per annum in the case of the Low Duration, Real Return Bond, Municipal Bond, and StocksPLUS Funds for Class C shares, 0.30% in the case of the Short-Term Fund for Class C shares and 0% in the case of the Money Market Fund for Class C shares.

PADCO receives a servicing fee from each PIMS or MMS fund equal to 0.25% of the average daily net asset value of the Class A, Class B, Class C, Class D, and Class R shares, except with respect to Class A and Class C shares of the Money Market Fund for which it is 0.10% per annum.

Contingent deferred sales charges are received on the Class A, Class B, and Class C shares from the PIMS and MMS funds if an investor redeems an amount which causes the current value of the investor's account to fall below the total dollar amount of investments made during the past five years, except that no sales charge is imposed if the portion of the investment redeemed is attributable to reinvested dividends or capital gains distributions or is derived from increases in the value of the account above the amount invested during the past five years. The contingent deferred sales charge on Class B shares in the first year following purchases is 5% of the net asset value per share and decreases to 1% of such amount in the sixth year. There is no charge after a six-year holding period. The Class B shares will convert to Class A shares after they have been held for seven years. The contingent deferred sales charge on purchases made on or after July 1, 1991 (new Class C shares) is 1% during the first 12 months after the purchase and nothing thereafter.

PADCO receives a sales commission (up to 5.5% of the public offering price per share) less any applicable commission to participating brokers (ranging from 0.25% to 4.75% of the public offering price per share) on sales of PIMS and MMS Class A shares. PADCO receives no sales commission on sales of PIMS and MMS Class B and Class C shares.

(5) Commissions and Other Payouts

PADCO pays initial and trail commissions with respect to the PIMS and MMS funds to participating brokers at rates set by management. Initial commissions are paid for the sale of new Class B shares at a rate of up to 4% of the sale amount. Initial commissions are paid for the sale of new Class C shares at a rate of up to 1% of the sales amount.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders and maintaining shareholder accounts. Such trail commissions, in total, can range from 0.10% to 1.00% of such average daily net assets for the PIMS and MMS funds.

In connection with the distribution of the Class B shares, PADCO advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds and from contingent deferred sales charges collected from the share purchaser. For the year ended December 31, 2003, approximately $71,056,000 was paid to brokers under this program which is included in commission expense.

(6) Related Party Transactions

ADAM LP provides office space and certain accounting and administrative services to PADCO. The amount charged for such services aggregated approximately $1,253,000 during 2003.

The payable to affiliates includes cash to be paid to ADAM LP in connection with various operating agreements between PADCO and ADAM LP.

PADCO earned approximately $76,529,000 of marketing service fees from PAFM for the year ended Funds.

On a monthly basis, PADCO sold to PAFM at book value the then existing rights to future deferred sales charges and distribution fees related to Class B retail shares. Such sales aggregated approximately $73,864,000 during 2003.

(7) Benefit Plans

ADAM LP is the sponsor of a defined benefit contribution employee savings and investment plan. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 10% of their annual compensation, as defined and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. Employees are generally eligible to participate in the plan following the later of attainment of age 21 or the completion of one year of credited service. PADCO matches and contributes an amount equal to the first 6% of annual compensation, subject to the Internal Revenue Service limits, contributed by the employees. The amount of expense incurred by PADCO related to this plan during the year was approximately $946,000.

Effective January 1, 2003, an additional element has been added to the plan, which allows PADCO to contribute an additional amount ranging from 5.4% to 10.8% of eligible compensation to the retirement plan. The amount of expense incurred in 2003 by PADCO related to the additional feature was approximately $1,273,000.

(Continued)

ADAM LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of management of highly compensated employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at ADAM LP.

ADAM LP has a profit sharing and incentive program that compensates participants on the basis of profitability and discretionary bonuses. Compensation under these programs was approximately $12,802,000 for the year ended December 31, 2003.

(8) Contingencies

The Securities and Exchange Commission (SEC) and other federal and state agencies are investigating the practices in the mutual fund industry related to market timing and late trading, as well as practices involved in distribution of mutual funds through broker-dealers. The Company and its affiliates have responded to several subpoenas for information and are cooperating with the inquiries by regulators. The Company is currently unable to estimate the effects of the outcome of these matters. See subsequent events footnote 11.

(9) Commitments

PADCO leases office space under noncancelable leases with terms in excess of one year. Future minimum payments are as follows:

Year ended December 31:		
2004	$	724,452
2005		752,111
2006		770,997
2007		781,111
2008		799,997
Thereafter		1,359,163
Total	$	5,187,831

Rent expense in connection with these agreements was $726,845 for the year ended December 31, 2003.

(10) Net Capital

PADCO is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, PADCO had net capital of $14,915,350, which was $8,843,384 in excess of its required net capital of $6,071,966. PADCO's net capital ratio was 6.1 to 1.

(11) Subsequent Event

On February 12, 2004, the staff of the SEC informed PIMCO Advisors Fund Management (PAFM) and PEA Capital (PEA), affiliates of PADCO that it intended to recommend that the SEC bring civil and administrative actions against PAFM and PEA seeking a permanent injunction against violations of certain provisions of the federal securities laws, disgorgement plus prejudgment interest and civil penalties in connection with the SEC staff's investigation of market timing and related trading activities. On February 10, 2004, the Trust's Independent Trustees informed PEA of certain conclusions they had reached following an extensive independent investigation into certain short-term trading in Funds sub-advised by PEA. On February 16, 2004 PEA and PAFM agreed to pay approximately $1.6 million to the Funds involved. On February 17, 2004, the Attorney General of the State of New Jersey filed a complaint alleging, among other things, that PADCO, PEA and certain affiliates had failed to disclose that they improperly allowed certain hedge funds to engage in market timing in certain Funds. PADCO, various Funds and certain affiliates have also been named as defendants in putative class action lawsuits filed in U.S. District Court, District of New Jersey, on February 20, 2004, relating to the same facts that are the subject of these regulatory proceedings. The lawsuits seek unspecified compensatory damages.

In November 2003, the SEC settled an enforcement action against an unaffiliated broker-dealer relating to the undisclosed receipt of fees from certain mutual fund companies in return for preferred marketing of their funds and announced that it would be investigating mutual funds and their distributors generally with respect to compensation arrangements relating to the sale of mutual fund shares. In that connection, PADCO and other affiliates are under investigation by the SEC relating to directed brokerage and revenue-sharing arrangements. Various Funds and certain of PADCO's affiliates also have been named as defendants in a putative class action lawsuit that challenges the Funds' brokerage and distribution arrangements, including revenue sharing arrangements. The complaint, filed in U.S. District Court, District of Connecticut, on February 17, 2004, generally alleges that the Funds' investment adviser inappropriately used Fund assets to pay brokers to promote the Funds by, among other things, directing Fund brokerage transactions to such brokers, and did not fully disclose such arrangements to shareholders. The lawsuit seeks unspecified compensatory damages. In addition, the Attorney General of the State of California has publicly announced an investigation into the matters referenced above.

The ultimate resolution of these matters cannot be determined at this time.

PIMCO ADVISORS DISTRIBUTORS LLC AND SUBSIDIARY

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Net capital:		
Capital	$	43,258,425
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		7,489,754
Net fixed assets		738,262
Other nonallowable assets		18,294,024
		26,522,040
Net capital before haircuts on securities positions		16,736,385
Haircuts on securities:		
Money market funds		1,821,035
Net capital	$	14,915,350
Computation of basic net capital requirement:		
Aggregate indebtedness	$	91,079,500
Ratio of aggregate indebtedness to net capital		6.11 to 1
Minimum net capital required (the greater if $25,000 or 6-2/3% of aggregate indebtedness)	$	6,071,966
Excess net capital		8,843,384

Note:
The computation of net capital under Rule 15c3-1 as of December 31, 2003 computed by PIMCO Advisors Distributors LLC and subsidiary in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 26, 2004, does not materially differ from the above computation, which is based upon the accompanying audited consolidated financial statements.

See accompanying independent auditors' report.

Schedule 2

PIMCO ADVISORS DISTRIBUTORS LLC
AND SUBSIDIARY

Computation for Determination of Reserves Required under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

PIMCO ADVISORS DISTRIBUTORS LLC
AND SUBSIDIARY

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Managing Member
PIMCO Advisors Distributors LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of PIMCO Advisors Distributors LLC and subsidiary (the Company) for the year ended December 31, 2003, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 9, 2004